

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Christian S. Schade
Chief Executive Officer
Aprea Therapeutics, Inc.
535 Boylston Street
Boston, MA 02116

   Re: **Aprea Therapeutics, Inc.**
       Amendment No. 1 to Form S-1
       Exhibit No. 10.3
       Filed September 23, 2019
       File No. 333-233662

Dear Mr. Schade:

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

             Sincerely,

             Division of Corporation Finance